Zilog ANNOUNCES FIRST QUARTER FISCAL 2010 FINANCIAL RESULTS

SAN JOSE, California, July 30, 2009 ï Zilog, Inc. (NASDAQ: ZILG), a trusted supplier of application specific, embedded system-on-chip (SoC) solutions for industrial and consumer markets, today reported financial results for its first quarter fiscal 2010 ended June 27, 2009.

Net sales from continuing operations for the fiscal 2010 first quarter were $7.2 million, a sequential increase of 3 percent and a year over year decrease of 25 percent. The sequential increase exceeded the previously announced guidance range and follows quarterly sequential declines in the December, 2008 and March, 2009 fiscal quarters. The sequential decline in the two previous quarters reflects the worldwide fall in demand for end products as a result of the global economic crisis. On February 18, 2009 the Company sold its universal remote control and secured transaction processor businesses. In accordance with FASB No. 144, the comparative financial statements for its first fiscal quarter ended June 28, 2008 have been restated to reflect these sold businesses as discontinued operations.

GAAP net income for the fiscal first quarter ended June 27, 2009 was $0.4 million, or 2 cents per share, as compared to GAAP net income of $12.1 million in the previous fiscal quarter, or 71 cents per share. Net income for the fiscal 2010 first quarter includes a credit to other income of $1.0 million, or 6 cents per share, reflecting the sale and assignment to a third party of five patents and their associated intellectual property rights. Net income for the fiscal 2009 fourth quarter ended March 31, 2009 included a gain on sale of the two businesses of $21.6 million, partially offset by certain special and one-time charges of $3.5 million. The GAAP net income for Q1 fiscal 2010 compares to a GAAP net loss of $1.7 million for the first quarter fiscal 2009 which included special charges of $0.6 million reflecting costs associated with consolidation and manufacturing outsource activities.

"Our opening quarter of the 2010 fiscal year highlighted profitability, sequential sales growth, increased cash and a positive book-to-bill ratio. Following the sale of the businesses in February, we have revitalized the company making it leaner with a significantly lower breakeven sales level. Coupled with a laser-focus on our new product development and our esteemed industry brand from 35 years of microcontroller history, we believe we are well positioned as the global economy recovers,ò said Darin G. Billerbeck, Zilogôs president and chief executive officer.

ñWhile the current global economy continues to pose challenges and uncertainties, we are excited by our continued development of solutions for power management and sensing applications including the use of wireless. We are also energized by our recently announced 3.3 volt Serial Communications Controller product, which extends further power saving capabilities to customers who have long been pleased with our classic SCC portfolio,ò stated Billerbeck.

The company reported cash, cash equivalents and long-term investments of $34.7 million at June 27, 2009, compared to $33.3 million at March 31, 2009. Net cash provided by continuing operating activities was $2.0 million for the fiscal 2010 first quarter, as compared to $1.4 million for the first quarter in the prior fiscal year and net cash used in continuing operating activities of $8.1 million in the prior fiscal quarter. On a non-GAAP basis, adjusted EBITDA from continuing operations, as defined below, was positive $0.7 million for the fiscal 2010 first quarter, as compared to negative $2.2 million in the first fiscal quarter a year ago and negative $1.5 million in the prior fiscal quarter.

ñIn our first fiscal quarter, we generated positive adjusted EBITDA and positive net income including the sale and assignment of certain patent rights. As the market rapidly deteriorated after September 2008, our quick and decisive actions to sell two businesses and resize our core business resulted in a significantly lower Adjusted EBITDA breakeven sales level, including a 25 percent sequential reduction this quarter,ò said Perry J. Grace, Zilogôs executive vice President and chief financial officer.

ñWe have continued to diligently manage our working capital, resulting in a fiscal Q1 increase in cash, cash equivalents and long term investments of $1.4 million and an expectation of a further increase again this quarter. In addition, our balance sheet strength allows us to better determine our strategic options as we move forward, regardless of the direction the global economy may take,ò stated Grace.

The Company expects net sales for its fiscal 2010 second quarter ending September 26, 2009 to be consistent with or up to 5 percent higher than the fiscal quarter ended June 27, 2009. Additionally, the Company expects cash, cash equivalents and long-term investments to be approximately $36 million to $37 million at September 26, 2009. This includes $1.0 million in cash received in July, 2009 for the patent sale and assignment and the expected receipt in August, 2009 of $1.55 million or 50 percent of the escrow funds from the February sale of the two businesses.

NON-GAAP FINANCIAL INFORMATION (Unaudited)

The Company may make reference to certain Non-GAAP financial measures. Management believes that these Non-GAAP measures are useful measures of operating performance and liquidity because they may exclude the impact of certain items, such as amortization of intangible assets, stock-based compensation, depreciation, non-operating interest, income taxes and special charges. However, these Non-GAAP measures should be considered in addition to, not as a substitute for, or superior to, net income (loss) and net cash provided by (used in) operating activities, or other financial measures prepared in accordance with GAAP.

Reconciliation of Non-GAAP Net Loss to GAAP Net Loss	Jun. 27, 2009	Mar. 31, 2009	Dec. 27, 2008	Sep. 27, 2008	Jun. 28, 2008
	Three Months Ended (in thousands)				
Non-GAAP net income (loss) from continuing operations	$394	($1,776)	($2,871)	($2,563)	($2,397)
Non-GAAP adjustments on continuing operations:					
Special charges and credits	135	3,478	1,696	554	590
Amortization of intangible assets	-	174	209	209	209
Non-cash stock-based compensation COS	19	21	44	30	42
Non-cash stock-based compensation R&D	24	(24)	126	47	72
Non-cash stock-based compensation SG&A	183	201	297	211	257
Total non-GAAP adjustments, continuing operations	361	3,850	2,372	1,051	1,170
GAAP net income (loss) from continuing operations	$33	($5,626)	($5,243)	($3,614)	($3,567)

Non-GAAP Net Income (Loss) from continuing operations (Unaudited)

Non-GAAP net income (loss) from continuing operations (Non-GAAP net income (loss)) excludes special charges and non-cash charges relating to the amortization of intangible assets and stock-based compensation. Following the sale of the two businesses in February, 2009, Non-GAAP net income (loss) was restated to exclude amounts related to the Companyôs discontinued operations. We believe that Non-GAAP net income (loss) is a useful measure as it excludes certain special charge items as well as certain non-cash charges, which facilitates a comparison of the Companyôs operating performance. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, the net loss measured in accordance with GAAP.

Reconciliation of Net Loss and Cash Flows From Operating Activities to EBITDA	Jun. 27, 2009	Mar. 31, 2009	Dec. 27, 2008	Sep. 27, 2008	Jun. 28, 2008
	Three Months Ended (in thousands)				
Reconciliation of net loss to EBITDA:					
Net income (loss) from continuing operations	$33	($5,626)	($5,243)	($3,614)	($3,567)
Depreciation and amortization	318	452	466	478	436
Interest income	(3)	(4)	(24)	(49)	(70)
Provision (benefit) for income taxes	40	(2)	67	62	54
EBITDA from continuing operations	$388	($5,180)	($4,734)	($3,123)	($3,147)
Reconciliation of EBITDA to net cash provided by (used in) conitnuing operating activities:					
EBITDA	$388	($5,180)	($4,734)	($3,123)	($3,147)
Provision (benefit) for income taxes	(40)	2	(67)	(62)	(54)
Interest income	3	4	24	49	70
Non-cash stock-based compensation	226	198	467	288	371
Loss on disposition of operating assets	-	986	11	-	35
Changes in other operating assets and liabilities	1,457	(4,119)	(571)	(577)	4,124
Net cash provided by (used in) continuing operating activities	$2,034	($8,109)	($4,870)	($3,425)	$1,399

Non-GAAP EBITDA (Unaudited)

Management believes that Non-GAAP EBITDA (ñEBITDAò), that is Earnings or loss Before Interest, Taxes, Depreciation and Amortization, is a useful measure of financial performance. Following the sale of the two businesses in February, 2009, EBITDA was restated to exclude amounts related to the Companyôs discontinued operations. We believe that the disclosure of EBITDA helps investors more meaningfully evaluate our

liquidity position by the elimination of non-cash related items such as depreciation and amortization. We believe that our investors regularly use EBITDA as a measure of the liquidity of our business. Our management uses EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital.

Reconciliation of Net Loss and Cash Flows From Operating Activities to Adjusted EBITDA	Three Months Ended Jun. 27, 2009	Mar. 31, 2009	Dec. 27, 2008	Sep. 27, 2008	Jun. 28, 2008
			(in thousands)		
Reconciliation of net loss to Adjusted EBITDA:					
Net income (loss) from continued operations	$33	($5,626)	($5,243)	($3,614)	($3,567)
Depreciation and amortization	318	452	466	478	436
Interest income	(3)	(4)	(24)	(49)	(70)
Provision (benefit) for income taxes	40	(2)	67	62	54
Special charges and credits	135	3,478	1,696	554	590
Non-cash stock-based compensation	226	198	467	288	371
Adjusted EBITDA, continuing operations	$749	($1,504)	($2,571)	($2,281)	($2,186)
Reconciliation of Adjusted EBITDA to net cash provided by (used in) continuing operating activities:					
Adjusted EBITDA, continuing operations	$749	($1,504)	($2,571)	($2,281)	($2,186)
Special charges and credits	(135)	(3,478)	(1,696)	(554)	(590)
Provision (benefit) for income taxes	(40)	2	(67)	(62)	(54)
Interest income	3	4	24	49	70
Loss on disposition of operating assets	-	986	11	-	35
Changes in other operating assets and liabilities	1,457	(4,119)	(571)	(577)	4,124
Net cash provided by (used in) continuing operating activities	$2,034	($8,109)	($4,870)	($3,425)	$1,399

Non-GAAP Adjusted EBITDA (Unaudited)

EBITDA reflects our Earnings or loss Before Interest, Taxes, Depreciation and Amortization. Additionally, management uses separate ñAdjusted EBITDAò calculations for purposes of determining certain employeesô incentive compensation and, subject to meeting specified Adjusted EBITDA amounts. Adjusted EBITDA, as we define it, excludes interest, income taxes, effects of changes in accounting principles and non-cash charges such as depreciation, amortization, in-process research and development, and stock-based compensation expense. It also excludes cash and non-cash charges associated with reorganization items and special charges and credits, which represent operational restructuring charges, including asset write-offs, employee termination costs, relocation costs and lease termination costs. Adjusted EBITDA also excludes changes in operating assets and liabilities, which are included in net cash provided by (used in) operating activities. Following the sale of the two businesses in February, 2009, Adjusted EBITDA was restated to exclude amounts related to the Companyôs discontinued operations. Our management uses Adjusted EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital. This Non-GAAP Adjusted EBITDA measure allows management to monitor cash generated from the operations of the business. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, net loss and net cash provided or used in operating activities prepared in accordance with GAAP.

About Zilog, Inc.

Zilog is a trusted supplier of application specific, embedded system-on-chip (SoC) solutions for the industrial and consumer markets. From its roots as an award-winning architect in the microprocessor and microcontroller industry, Zilog has evolved its expertise beyond core silicon to include SoCs, single board computers, application specific software stacks and development tools that allow embedded designers quick time to market in areas such as energy management, monitoring and metering and motion detection. For more information, visit http://www.zilog.com/.

EZ80ACCLAIM!, Zilog, Z8, Z80, eZ80, Z8 ENCORE!, Encore!XP and Zneo are registered trademarks of Zilog, Inc. in the United States and in other countries.

Other product and or service names mentioned herein may be trademarks of the companies with which they are associated.

Cautionary Statements

This release contains forward-looking statements (including those related to our expectations for our September 2009 quarter and our position as the global economy recovers) relating to expectations, plans or prospects for Zilog, Inc. that are based upon the current expectations and beliefs of Zilog's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, weakness in our 8-bit classic or embedded flash products could negatively impact our September 2009 fiscal quarter. Non receipt of escrow amounts payable to us in our September 2009 fiscal quarter related to the February, 2009 sale of the two businesses could negatively impact our cash projections. Changes in requirements for supporting the Transition Services Agreement with Maxim Integrated Products, Inc. could impact our cash projections. Additionally, our ability to attract and retain technical employees may be negatively impacted by uncertainties relating to potential future changes in the ownership and control of the Company which may make it difficult to execute on our long-term strategy.

Design wins are defined as the projected one-year net sales for a customer's new product design for which the Company has received at least a $1,000 purchase order for its devices. Design win estimates are determined based on projections from customers and may or may not be realized. Whether or not Zilog achieves anticipated revenue from design wins can be dependent on the timeliness of customers to ramp and whether or not the project in question is as commercially successful as the customers anticipated. Notwithstanding changes that may occur with respect to customer matters relating to the forward-looking statements, Zilog does not expect to, and disclaims any obligation to update such statements until release of its next quarterly earnings announcement or in any other manner. Zilog, however, reserves the right to update such statement, or any portion thereof, at any time for any reason.

The financial information presented herein is unaudited and is subject to change as a result of subsequent events or adjustments, if any, arising prior to the filing of the Company's Form 10-Q for the period ended June 27, 2009.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission ("SEC"), including but not limited to, the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2009, and any subsequently filed reports. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at http://www.sec.gov or from the Company's website at www.Zilog.com.

Contact:
Daniel Francisco
Francisco Group
Zilog Communications
(916) 812-8814
Source: Zilog, Inc. www.Zilog.com

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 27, 2009	March 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$33,826	$32,230
Accounts receivable, net	2,203	1,698
Receivables under transition services agreement	1,484	1,696
Escrow receivable, sold business	3,100	3,100
Patent assignment receivable	1,000	-
Inventories	3,341	4,022
Deferred tax asset	10	10
Prepaid expenses and other current assets	949	1,199
Current assets associated with discontinued operations	-	960
Total current assets	45,913	44,915
Long term investments	900	1,100
Property, plant and equipment, net	2,349	2,347
Goodwill	2,211	2,211
Other assets	1,126	1,079
Total assets	$52,499	$51,652
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short term debt	$ -	$346
Accounts payable	2,456	1,939
Payables under transition services agreement	3,401	275
Income taxes payable	196	195
Accrued compensation and employee benefits	1,433	1,349
Other accrued liabilities	3,094	3,828
Deferred income	6,853	8,024
Current liabilities associated with discontinued business	-	1,256
Total current liabilities	17,433	17,212
Deferred tax liability	10	10
Other non-current liabilities	2,826	2,804
Total liabilities	20,269	20,026
Stockholders' equity:		
Common stock	186	186
Additional paid-in capital	127,666	127,436
Treasury stock	(7,563)	(7,563)
Other comprehensive income	195	173
Accumulated deficit	(88,254)	(88,606)
Total stockholders' equity	32,230	31,626
Total liabilities and stockholders' equity	$52,499	$51,652

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data and percentages)

	Three Months Ended	
	Jun. 27, 2009	**Jun. 28, 2008**
Net sales from continuing operations	$7,235	$9,604
Cost of sales	4,520	5,259
Gross margin	2,715	4,345
Gross margin %	38%	45%
Operating expenses:		
Research and development	1,031	1,733
Selling, general and administrative	2,481	5,492
Special charges	135	590
Amortization of intangible assets	-	209
Total operating expenses	3,647	8,024
Operating loss from continuing operations	(932)	(3,679)
Other income :		
Interest income	3	70
Other income, net	1,002	96
Income (loss) from continuing operations before provision for income taxes	73	(3,513)
Provision for income taxes	40	54
Net income (loss) from continuing operations	33	(3,567)
Net income from discontinued operations	320	1,826
Net income (loss)	$353	($1,741)
Basic and diluted net income (loss) from continuing operations per share	-	($0.21)
Basic and diluted net income from discontinued operations per share	$0.02	$0.11
Basic and diluted net income (loss) per share	$0.02	($0.10)
Weighted-average shares used in computing basic net income (loss) per share	17,230	16,948
Weighted-average shares used in computing diluted net income (loss) per share	17,230	16,972

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended	
	June 27, 2009	June 28, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss) from continuing operations	$ 33	$ (3,567)
Adjustments to reconcile net loss to net cash		
provided by continuing operating activities:		
Depreciation and amortization	318	436
Disposition of operating assets	-	34
Non-cash stock-based compensation	226	371
Amortization of fresh-start intangible assets	-	208
Changes in operating assets and liabilities:		
Accounts receivable, net	(505)	392
Receivable under transition services agreement	212	-
Patent assignment receivable	(1,000)	-
Inventories	681	344
Prepaid expenses and other current and non-current assets	225	(57)
Accounts payable	517	1,688
Payable under transition services agreement	3,126	-
Accrued compensation and employee benefits	84	736
Deferred income	(1,171)	(416)
Accrued and other current and non-current liabilities	(712)	1,230
Net cash provided by continuing operating activities	2,034	1,399
Net cash provided by (used in) discontinued operating activities	24	(972)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Redemption of long term investments	200	425
Investment in long term securities	-	-
Capital expenditures	(320)	(359)
Net cash provided by (used in) investing activities	(120)	66
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from short term debt	-	665
Payments on short term debt	(346)	-
Proceeds from issuance of common stock under		
employee stock purchase and stock option plans	4	45
Net cash provided by (used in) financing activities	(342)	710
Net cash provided by discontinued financing activities	-	1
Increase in cash and cash equivalents	1,596	1,204
Cash and cash equivalents at beginning of period	32,230	16,625
Cash and cash equivalents at end of period	$ 33,826	$ 17,829

Zilog, Inc.
SELECTED UNAUDITED TRENDED FINANCIAL INFORMATION
(Amounts in thousands except percentages, selected key metrics and per share amounts)

	Three Months Ended				
	Jun. 27, 2009	Mar. 31, 2009	Dec. 27, 2008	Sep. 27, 2008	Jun. 28, 2008
Sales & Expenses Information:					
Net sales from continuing operations	$7,235	$7,044	$9,035	$10,474	$9,604
Cost of sales	4,520	4,379	6,091	6,086	5,259
Gross margin	2,715	2,665	2,944	4,388	4,345
Gross margin %	38%	38%	33%	42%	45%
Operating expenses:					
Research and development	1,031	1,118	1,657	1,757	1,733
Selling, general and administrative	2,481	3,442	4,696	5,723	5,492
Special charges and credits	135	3,478	1,696	554	590
Amortization of intangible assets	-	174	209	209	209
Total operating expenses	3,647	8,212	8,258	8,243	8,024
Operating loss from continuing operations	(932)	(5,547)	(5,314)	(3,855)	(3,679)
Interest income	3	4	24	49	70
Other income (expense)	1,002	(85)	114	254	96
Income (loss) from continuing operations before provision for income taxes	73	(5,628)	(5,176)	(3,552)	(3,513)
Provision (benefit) for income taxes	40	(2)	67	62	54
Net income (loss) from continuing operations	$33	($5,626)	($5,243)	($3,614)	($3,567)
Net income (loss) from discontinued operatons	320	(3,831)	(425)	2,058	1,826
Gain from sale of discontinued oprations, net of tax	-	21,606	-	-	-
Net income (loss)	$353	$12,149	($5,668)	($1,556)	($1,741)
Basic and diluted net income (loss) from continuing operations per share	-	($0.33)	($0.31)	($0.21)	($0.21)
Basic and diluted net income (loss) from discontinued operationsper share	$0.02	($0.22)	($0.02)	$0.12	$0.11
Basic and diluted net income from gain on sale of discontinued operations per share	-	$1.26	-	-	-
Basic and diluted net income (loss) per share	$0.02	$0.71	($0.33)	($0.09)	($0.10)
Weighted average basic shares	17,230	17,171	17,071	16,949	16,948
Weighted average diluted shares	17,230	17,171	17,071	16,949	16,972
Net Sales Information:					
Net Sales - by channel					
Direct	$1,685	$1,849	$1,625	$2,404	$1,629
Distribution	5,550	5,195	7,410	8,070	7,975
Total net sales	$7,235	$7,044	$9,035	$10,474	$9,604
Net Sales - by region					
America's	$2,840	$2,975	$3,569	$3,783	$3,961
Asia (including Japan)	3,349	2,571	4,046	4,899	3,563
Europe	1,046	1,498	1,420	1,792	2,080
Total net sales	$7,235	$7,044	$9,035	$10,474	$9,604
Selected Key Metrics (as defined in our Form 10-Q and 10-K)					
Days sales outstanding	27	22	28	22	17
Net sales to inventory ratio (annualized)	8.7	7.0	8.0	7.5	5.9
Current ratio	2.6	2.6	1.5	1.6	1.5
Distributor weeks of inventory	12	18	13	12	12
Other Selected Financial Metrics					
Depreciation and amortization	$318	$452	$466	$478	$436
Stock based compensation	$226	$198	$467	$288	$371
Capital expenditures	$320	$107	$82	$78	$359
Cash and cash equivalents	$33,826	$32,230	$13,560	$16,899	$17,829
Long term investments	$900	$1,100	$1,300	$1,450	$1,500
Cash and long term investments	$34,726	$33,330	$14,860	$18,349	$19,329
Short term debt	-	$346	$693	$1,039	$1,385
Cash and long term investments, net of debt	$34,726	$32,984	$14,168	$17,310	$17,944
EBITDA, adjusted	$749	($1,504)	($2,571)	($2,281)	($2,186)